Exhibit 99.1

News release

For immediate release

This news release contains forward-looking statements. For a description of the related risk factors and assumptions, please see the section entitled “Caution Concerning Forward-Looking Statements” later in this release.

Bell announces offerings of Canadian MTN Debentures and US Notes

MONTRÉAL, March 12, 2021 – Bell Canada (Bell) today announced the public offering in Canada of Cdn $1.55 billion aggregate principal amount of MTN Debentures in two series pursuant to its medium term notes (MTN) program (the Canadian Offering). The Cdn $1.0 billion 3.00% MTN Debentures, Series M-54, will mature on March 17, 2031, and will be issued at a price of Cdn $99.914 per $100 principal amount for a yield to maturity of 3.010%. The Cdn $550 million 4.05% MTN Debentures, Series M-55, will mature on March 17, 2051, and will be issued at a price of Cdn $99.690 per $100 principal amount for a yield to maturity of 4.068%. The MTN Debentures are being publicly offered in all provinces of Canada through a syndicate of agents. Closing of the offering of the MTN Debentures is expected to occur on March 17, 2021, subject to customary closing conditions. The MTN Debentures will be fully and unconditionally guaranteed by BCE Inc.

Bell also announced today the public offering in the United States of US $1.1 billion aggregate principal amount of Notes in two series (the US Offering). The US $600 million 0.750% Series US-3 Notes will mature on March 17, 2024, and will be issued at a price of US $99.953 per $100 principal amount for a yield to maturity of 0.766%. The US $500 million 3.650% Series US-4 Notes will mature on March 17, 2051 and will be issued at a price of US $99.728 per $100 principal amount for a yield to maturity of 3.665%. The Notes are being publicly offered in the Unites States through a syndicate of underwriters. Closing of the offering of the Notes is expected to occur on March 17, 2021, subject to customary closing conditions. The Notes will be fully and unconditionally guaranteed by BCE Inc.

Bell plans to apply the net proceeds from the Canadian Offering and the US Offering to the redemption, in whole or in part, of its Cdn $1,700,000,000 principal amount of 3.00% MTN Debentures, Series M-40, due October 3, 2022. Bell plans to use any net proceeds from the offerings not used for such purpose for the repayment of short-term debt. The closings of the offerings of each series of MTN Debentures and Notes are not conditioned on any of the others.

The MTN Debentures are being issued pursuant to a short form base shelf prospectus dated November 16, 2020 and a prospectus supplement dated March 11, 2021, which prospectus supplement was filed on March 11, 2021 by Bell with the various securities regulatory authorities in all provinces of Canada in connection with the renewal of Bell’s MTN Program. Bell will file a pricing supplement relating to this issue with the securities regulatory authorities in all provinces of Canada. On March 11, 2021, Bell also entered into a dealer agreement under which certain dealers have agreed to act as agents with respect to future offerings of the MTN Debentures, including the contemplated offering of the Series M-54 MTN Debentures and Series M-55 MTN Debentures. The MTN program enables Bell to offer up to Cdn $6 billion of MTN Debentures from time to time until December 16, 2022.

News release

The US Offering is being made in the United States pursuant to a prospectus supplement dated March 12, 2021 to Bell’s short form base shelf prospectus dated November 16, 2020 filed with the Securities and Exchange Commission as part of an effective shelf registration statement on Form F-10. The Notes are not being offered in Canada or to any resident of Canada.

The MTN Debentures have not been and will not be registered under the U.S. Securities Act of 1933, as amended (U.S. Securities Act), or any state securities laws and may not be offered or sold in the United States or to or for the account or benefit of U.S. persons (as defined in Regulation S under the U.S. Securities Act).

This news release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of these securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Copies of the short form base shelf prospectus and the prospectus supplements relating to the offering of the Canadian MTN Debentures and the US Notes filed with securities regulatory authorities in Canada and the United States, respectively, may be obtained from the Investor Relations department of Bell Canada at Building A, 8th floor, 1 Carrefour Alexander-Graham- Bell, Verdun, Québec, H3E 3B3 (telephone 1-800-339-6353). Copies of these documents are also available electronically, as applicable, on the System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators (SEDAR), at www.sedar.com, or on the Electronic Data Gathering, Analysis, and Retrieval system, administered by the US Securities and Exchange Commission (EDGAR) at www.sec.gov.

Caution Concerning Forward-Looking Statements

Certain statements made in this news release are forward-looking statements, including, but not limited to, statements relating to the expected timing and completion of the proposed sale of the Notes and proposed sale of the MTN Debentures, the intended use of the net proceeds of such sales and other statements that are not historical facts. All such forward-looking statements are made pursuant to the ‘safe harbour’ provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. These statements are not guarantees of future performance or events, and we caution you against relying on any of these forward-looking statements. The forward-looking statements contained in this news release describe our expectations at the date of this news release and, accordingly, are subject to change after such date. Except as may be required by applicable securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. Forward-looking statements are presented in this news release for the purpose of giving information about the proposed offerings referred to above. Readers are cautioned that such information may not be appropriate for other purposes. The timing and completion of the abovementioned proposed sales of the Notes and the MTN Debentures is subject to customary closing terms and other risks and uncertainties. Accordingly, there can be no assurance that the proposed sale of either series of the Notes and/or of the MTN Debentures will occur, or that it will occur at the expected time indicated in this news release.

News release

About Bell

Founded in Montréal in 1880, Bell is Canada’s largest communications company with more than 22 million residential, business and wireless customer connections across every province and territory. With a goal to advance how Canadians connect with each other and the world, Bell provides the most extensive broadband wireless and wireline networks, innovative mobile, TV, Internet and business communication services, and the country’s premier television, radio, out of home and digital media brands.

Bell is committed to the highest environmental, social and governance standards, reflected in our unparalleled community investment, leadership in international standards compliance and strong performance on sustainability indices including the Global Compact 100 Index, the FTSE4Good Global Index and the Jantzi Social Index. The Bell Let’s Talk mental health initiative confronts the challenge of mental illness by raising awareness and reducing stigma, including through the annual Bell Let’s Talk Day, and funding for community care, research and workplace programs nationwide. Bell is wholly owned by BCE Inc. (TSX, NYSE: BCE). To learn more, please visit Bell.ca or BCE.ca.

Media inquiries:

Marie-Eve Francoeur

514-391-5263

marie-eve.francoeur@bell.ca

@Bell_News

Investor inquiries:

Thane Fotopoulos

514-870-4619

thane.fotopoulos@bell.ca